EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report – Notice Regarding Representative Workers' Organization in D.B.S. Satellite
Services (1998) Ltd. (Yes)

On February 18, 2015, the Company received a notice from D.B.S. Satellite Services (1998) Ltd. ("Yes") advising that it had been notified by the National Labor Federation (the "Histadrut") that more than one-third of Yes employees had joined the Histadrut and therefore, as of this date, it constituted an initial representative workers' organization for Yes employees. Yes is studying the Histadrut's notice and the membership forms that were furnished for its examination.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.